Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED JUNE 28, 2013

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 as supplemented by Supplement No. 1, dated May 31, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	an update to our plan of distribution, including the entry into a selected dealer agreement with Raymond James & Associates, Inc. (“Raymond James”);

•	the renewal of the Advisory Agreement;

•	the appointment of J. Michael Lynch to serve as President; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2013, for each of our classes of common stock.

Update to Plan of Distribution

The following disclosure updates the “Plan of Distribution — Underwriting Compensation — Primary Dealer Fee” section of the Prospectus and all similar disclosure in the Prospectus.

On May 31, 2013, we entered into an amendment to our dealer manager agreement to provide for a primary dealer fee on the terms previously described under the section of our Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.” In addition, consistent with our previously disclosed plans to enter into a selected dealer agreement with Raymond James, on May 31, 2013, we, the Dealer Manager and the Advisor entered into a selected dealer agreement (the “Selected Dealer Agreement”) with Raymond James, pursuant to which Raymond James is acting as a participating broker-dealer in this offering. Pursuant to the Selected Dealer Agreement, Raymond James will use its best efforts to sell Class I shares in transactions entitling it to a primary dealer fee from the Dealer Manager. We will pay the Dealer Manager a primary dealer fee of 5.0% of the gross proceeds raised from the sale of Class I shares sold by Raymond James in the primary offering, provided that (i) the sales are all made before July 31, 2013 (unless extended by us and Raymond James) (the “Managed Offering Term”) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300 million. The Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to Raymond James. The Dealer Manager will also reallow to Raymond James the distribution fee payable by us with respect to (a) Class I shares sold in our primary offering through Raymond James during the Managed Offering Term and (b) Class I shares sold through our distribution reinvestment plan that are purchased with distributions paid on such shares.

Renewal of Advisory Agreement

On June 27, 2013, we, the Operating Partnership and our Advisor agreed to renew the Advisory Agreement effective as of June 30, 2013 for an additional one-year term expiring June 30, 2014. The terms of the Advisory Agreement otherwise remain unchanged.

Appointment of J. Michael Lynch to Serve as President

On June 27, 2013, our board of directors appointed J. Michael Lynch to serve as President, effective as of July 1, 2013. Mr. Lynch will become an employee of the Advisor, effective as of July 1, 2013.

J. Michael Lynch, age 60, has over 30 years of real estate development and investment experience. Prior to joining the Company, Mr. Lynch served as Chief Investment Officer of Arden Realty, Inc., a GE Capital Real Estate Company, from May 2007 to June 2013. While with Arden Realty, Mr. Lynch oversaw capital market activities for a $4.5 billion office and industrial portfolio and led a team responsible for approximately $2 billion in acquisition and disposition activity. From May 2004 to March 2007, he served as Senior Vice President of Investments for Equity Office Property Trust. While at Equity Office Properties Trust, Mr. Lynch managed office investment activity in major cities in the Western U.S. and development activity throughout the U.S. and completed transactions valued at over $1.5 billion of core and core-plus properties.

Mr. Lynch serves as an Advisory Board member for American Homes 4 Rent. Mr. Lynch received his Bachelor of Science Degree in Economics, cum laude, from Mount Saint Mary’s College and his Master’s Degree in Architecture from Virginia Polytechnic Institute.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2013.

Date	NAV per Share
	Class E	Class A	Class W	Class I
June 3, 2013	$6.74	$6.74	$6.74	$6.74
June 4, 2013	$6.74	$6.74	$6.74	$6.74
June 5, 2013	$6.74	$6.74	$6.74	$6.74
June 6, 2013	$6.74	$6.74	$6.74	$6.74
June 7, 2013	$6.75	$6.75	$6.75	$6.75
June 10, 2013	$6.76	$6.76	$6.76	$6.76
June 11, 2013	$6.77	$6.77	$6.77	$6.77
June 12, 2013	$6.77	$6.77	$6.77	$6.77
June 13, 2013	$6.77	$6.77	$6.77	$6.77
June 14, 2013	$6.77	$6.77	$6.77	$6.77
June 17, 2013	$6.77	$6.77	$6.77	$6.77
June 18, 2013	$6.78	$6.78	$6.78	$6.78
June 19, 2013	$6.78	$6.78	$6.78	$6.78
June 20, 2013	$6.78	$6.78	$6.78	$6.78
June 21, 2013	$6.79	$6.79	$6.79	$6.79
June 24, 2013	$6.79	$6.79	$6.79	$6.79
June 25, 2013	$6.82	$6.82	$6.82	$6.82
June 26, 2013	$6.84	$6.84	$6.84	$6.84
June 27, 2013	$6.83	$6.83	$6.83	$6.83
June 28, 2013	$6.83	$6.83	$6.83	$6.83

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

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